UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

(Exact name of registrant as specified in its charter)

Delaware	1-09764	11-2534306
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

400 Atlantic Street, Suite 1500

Stamford, CT 06901

(Address of principal executive offices)(zipcode)

Todd A. Suko, Executive Vice President and General Counsel (203) 328-3500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01	Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Harman International Industries, Incorporated (“HARMAN”) has filed this Specialized Disclosure Report on Form SD (“Form SD”) and the associated Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014, and both reports are posted to a publicly available Internet site at http://investor.harman.com/sec.cfm.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, HARMAN is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

By:	/s/ Todd A. Suko
Todd A. Suko
Executive Vice President and General Counsel

Date: June 1, 2015